SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U5S

Annual Report
For the Year Ended December 31, 2003

Filed pursuant to the
Public Utility Holding Company Act of 1935
by

AGL RESOURCES INC.
Ten Peachtree Place
Atlanta, Georgia 30309

Table of Contents

Item 1 - SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

Tier	Name of Company (add abbreviation used herein)	Number of CS Owned	% of Voting Power	Issuer Book Value	Owner's Book Value	Type of Business (A)
	AGL Resources Inc. (AGL Resources)					RHC
1	AGL Services Company	100	100%	$(2,440,848)	$(2,440,848)	SC
1	Atlanta Gas Light Company (AGLC)	55,352,415	100%	$773,400,196	$773,400,196	GU
2	AGL Rome Holdings, Inc.	100	100%	$1,602,357	$1,602,357	(B)
2	AGL Macon Holdings, Inc. *	100	100%	$100	$100	Inactive
1	Virginia Natural Gas, Inc. (VNG)	5,273	100%	$387,920,607	$387,920,607	GU
1	Chattanooga Gas Company (CGC)	10,000	100%	$109,687,514	$109,687,514	GU
1	Georgia Natural Gas Company (GNG)	100	100%	$16,313,123	$16,313,123	N
2	TES, Inc. *	**	**	**	**	Inactive
2	SouthStar Energy Services LLC (SouthStar)	(C)	50%	$(7,697,614)	$(7,697,614)	(C)
1	Atlanta Gas Light Services, Inc. *	**	**	**	**	Inactive
1	Georgia Natural Gas Services, Inc. *	**	**	**	**	Inactive
1	AGL Investments, Inc. (AGLI)	1	100%	$18,381,637	$18,381,637	IHC
2	AGL Networks, LLC (AGL Networks)	(D)	100%	$(6,551,868)	$(6,551,868)	Exempt telecommunications company. Provides telecommunication conduit and dark fiber under long-term lease arrangements and offers telecommunications construction services
2	Sequent, LLC (Sequent)	100	100%	$(1,514,023)	$(1,514,023)	IHC
3	Sequent Energy Management, L.P. (SEM)	(E)	1%	$1,492,517	$1,492,517	Asset optimization, gas supply services, and wholesale marketing and risk management services
3	Sequent Energy Marketing, L.P. *	(F)	1%	$100	$100	Inactive
3	Sequent Holdings, LLC	(G)	100%	$2,899,557	$2,899,557	IHC
4	SEM	(E)	99%	$2,359,556	$2,359,556	Asset optimization, gas supply services, and wholesale marketing and risk management services
4	Sequent Energy Marketing, LP *	(F)	99%	$900	$900	Inactive
2	Southeastern LNG, Inc.	500	100%	$341,439	$341,439	(H)
2	Georgia Gas Company *	20	100%	$386,002	$386,002	Inactive
2	AGL Propane Services, Inc.	100	100%	$22,574,226	$22,574,226	N
3	US Propane, LP	(I)	22.36%	$12,922,396	$12,922,396	(I)
2	AGL Energy Corporation	100	100%	$(11,120)	$(11,120)	N
3	US Propane, LLC	(I)	22.36%	$4	$4	IHC
4	US Propane, LP	(I)				(I)
5	Heritage Propane Partners, L.P.	(I)				(I)
2	Trustees Investments, Inc. (TI)	500	100%	$439,554	$439,554	Owns a residential and retail development in Savannah, GA, which is located on or adjacent to manufactured gas plant sites also owned by TI
2	Pivotal Energy Services, Inc. *	100	100%	$91	$91	Inactive
2	Customer Care Services, Inc. (formerly known as Utilipro, Inc.) (J)	700,000	100%	$(5,615,328)	$(5,615,328)	N
2	Georgia Energy Company *					Inactive
2	Pinnacle LNG, Inc. *	100	100%	$100	$100	Inactive

Tier	Name of Company (add abbreviation used herein)	Number of CS Owned	% of Voting Power	Issuer Book Value	Owner's Book Value	Type of Business (A)
1	AGL Capital Corporation (AGL Capital)	1,000	100%	$605,645,457	$605,645,457	F
2	AGL Capital Trust II	(K)	100%	$1,220,110	$1,220,110	F
2	AGL Capital Trust III (K)	**	**	**	**	Inactive
1	AGL Capital Trust I	(K)	100%	$2,489,801	$2,489,801	F
1	AGL Interstate Pipeline Company *	100	100%	$100	$100	Inactive
1	Global Energy Resource Insurance Corporation (GERIC)	100,000	100%	$9,286	$9,286	Captive insurance company underwrites multi-year excess liability insurance for AGL Resources
2	Energy Risk Insurance Services Corporation (ERISC) (new) (L)	1,000	100%	$1,000	$1,000	Provides finite insurance program services to AGL Resources and its subsidiaries
1	Pivotal Propane of Virginia, Inc. (new) (M)	100	100%	$(4,501)	$(4,501)	Formed to construct a facility for the storage and vaporization of propane in Virginia
1	AGL Peaking Services, Inc. *	100	100%	$1,964,583	$1,964,583	Inactive
1	AGL Resources Inc. Political Action Committee, Inc.	(N)	100%	N/A	N/A	NPE
1	AGL Resources Private Foundation, Inc.	(O)	100%	N/A	N/A	NPE

Footnotes including descriptions of System Companies

* Inactive as of December 31, 2003.

** Incorporated, but not organized, as of December 31, 2003.

(A) The following acronyms are used in Item 1: RHC – registered holding company; F – financing entity; GU – gas utility; N – non-utility; NPE – non-profit entity; IHC – intermediate holding company; and SC – service company.

(B) AGL Rome Holdings, Inc. sold its property in December 2003. The property was associated with a former manufactured gas plant in Rome, Georgia.

(C) SouthStar, a joint venture formed in 1998, markets retail natural gas and related services to industrial, commercial and residential customers, principally in Georgia. At the formation of SouthStar, , GNG owned a 50% financial interest in SouthStar, a subsidiary of Piedmont Natural Gas Company owned a 30% interest and a subsidiary of Dynegy Holdings Inc. (Dynegy) owned the remaining 20%. On March 11, 2003, GNG purchased Dynegy's 20% financial ownership interest in SouthStar in a transaction that for accounting purposes had an effective date of February 18, 2003. Upon closing, GNG owned a non-controlling 70% financial interest in SouthStar and Piedmont's subsidiary owned the remaining 30%. Although GNG owns 70% of SouthStar, GNG does not have controlling interest, as all matters of significance require the unanimous vote of SouthStar's governing board. Based upon its market share, SouthStar is the largest retail marketer of natural gas in Georgia with a monthly year-to-date average of approximately 557,700 customers. This represents a market share of approximately 37.5% as of December 31, 2003. SouthStar operates under the trade name Georgia Natural Gas. GNG and SouthStar are "gas-related companies" under Rule 58 of the Public Utility Holding Company Act of 1935, as amended (the Act.)

(D) As of December 31, 2003, AGLI held a 100% membership interest in AGL Networks. AGLI as sole owner of AGL Networks has 100% voting power. AGL Networks is an exempt telecommunication company under Section 34 of the Act.

(E) As of December 31, 2003, Sequent held a 1% general partnership interest in Sequent Energy Management, LP valued at $1,492,517 and Sequent Holdings, LLC held a 99% limited partnership interest in Sequent Energy Management, LP valued at $2,359,556. The Sequent organization is a "gas-related company" under Rule 58 of the Act.

(F) As of December 31, 2003, Sequent held a 1% general partnership interest and Sequent Holdings, LLC held a 99% limited partnership interest in Sequent Energy Marketing, LP.

(G) As of December 31, 2003, Sequent held a 100% membership interest in Sequent Holdings, LLC. Sequent as sole owner of Sequent Holdings, LLC has 100% voting power.

(H) Southeastern LNG, Inc. sold its entire fleet of liquefied natural gas tankers in October 2003.

(I) As of December 31, 2003, AGL Propane Services, Inc. owned 22.36% of the limited partnership interests in US Propane, LP and AGL Energy Corporation owned 22.36% of US Propane, LLC, which serves as US Propane, LP's general partner. The other limited partners were subsidiaries of TECO Energy, Inc., Piedmont Natural Gas Company and Atmos Energy Corporation. These other companies also were owners of US Propane, LLC. US Propane, LP owns all the general partnership interests, directly or indirectly, and approximately 25% of the limited partnership interests in Heritage Propane Partners, L.P., a publicly traded marketer of propane.

On January 20, 2004, AGL Resources closed on an agreement to sell its general and limited partnership interests in Heritage. The agreement involved AGL Propane Services, AGL Energy Corporation and three other nonaffiliated utility partners. The aggregate transaction was valued at $130 million. Upon closing, AGL Resources received $29 million for its portion of the transaction. AGL Propane Services, Inc., along with the three unaffiliated utility partners, has retained an interest in some of Heritage's publicly-traded units.

(J) Effective March 2, 2001, AGL Resources sold substantially all the assets of Utilipro, Inc., which engaged in the sale of integrated customer care solutions and billing services to energy marketers in the United States. AGL Resources transferred assets and liabilities not included in the sale to Customer Care Services, Inc., with the final transfers being completed in 2003.

(K) AGL Capital Trust I, AGL Capital Trust II and AGL Capital Trust III are Delaware statutory business trusts established for the purpose of issuing trust preferred securities. AGL Resources owns 100% of AGL Capital Trust I common stock valued at $2,489,801, and AGL Capital Trust I owns AGL Resources 8.17% Junior Subordinated Deferrable Interest Debentures valued at $77,320,000. AGL Capital owns 100% of AGL Capital Trust II's common stock valued at $1,220,110 and AGL Capital Trust II owns AGL Capital 8% Junior Subordinated Deferrable Interest Debentures valued at $154,639,175. AGL Capital Trust III exists for the exclusive purpose of issuing and selling its trust preferred securities and common securities, using the proceeds from the sale of these securities to acquire unsecured debt obligations of AGL Capital, and making distributions to the holders of trust preferred securities. As of the date hereof, no securities have been issued by AGL Capital Trust III.

(L) ERISC was incorporated as an international business company in the British Virgin Islands on May 20, 2003.

(M) Pivotal Propane of Virginia, Inc., a Virginia corporation, was formed September 26, 2003.

(N) The AGL Resources Inc. Political Action Committee, Inc., a Georgia non-profit corporation, collects and disburses political contributions from AGL Resources' employees.

(O) AGL Resources Private Foundation, Inc., a Georgia non-profit corporation, provides charitable contributions to qualified tax-exempt organizations in the communities in which AGL Resources operates.

System companies dissolved during 2003:

o Cumberland Gas Pipeline Company, which was incorporated but not organized, was dissolved October 20, 2003.

Investments in Unsecured Debt

Name of Company (Issuer)	Owner	Description of Security Owned	Issuer's Book Value	Owner's Book Value
AGL Resources	AGL Capital Trust I	8.17% Junior Subordinated Deferrable Interest Debentures due June 1, 2037	$77,320,000	$77,320,000
AGL Capital	AGL Capital Trust II	8% Junior Subordinated Deferrable Interest Debentures due May 15, 2041	$154,639,175	$154,639,175
AGL Resources	AGL Capital	Intercompany Note	$1,099,486,500	$1,099,486,500
VNG	AGL Resources	Intercompany Note	$180,317,598	$180,317,598

Investment in/borrowing from System Money Pool

Investment in money pool	
AGL Rome Holdings, Inc.	1,574,992
VNG	10,145,241
CGC	13,030,681
AGLI	19,124,558
SEM	20,877,891
Southeastern LNG, Inc.	328,502
Georgia Gas Company	386,002
AGL Propane Services, Inc.	2,968,304
TI	147,525
Pivotal Energy Services, Inc.	90
Customer Care Services, Inc.	948,867
Pinnacle LNG, Inc.	100
AGL Capital	425,860,787
Investment in money pool	495,393,540
Less borrowings from money pool	
AGL Services Company	105,798,384
AGLC	359,451,328
GNG	12,090,266
Sequent	6,143,591
AGL Energy Corporation	43,564
AGL Capital Trust II	6,003,883
AGL Capital Trust I	488,365
GERIC	2,181,786
Pivotal Propane of Virginia, Inc.	202,724
AGL Peaking Services, Inc.	2,987,621
Distribution Operations Corporate locations	2,028
Borrowings from money pool	495,393,540
Total	0

Item 2 - ACQUISITIONS OR SALES OF UTILITY ASSETS

None.

Item 3 - ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
SECURITIES

Commercial Paper Program

Balance as of December 31, 2003	$ 303.5 million
Highest balance during calendar 2003, occurred on February 14, 2003	$399.6 million
Interest rate as of December 31, 2003	1.2%
Daily weighted average interest rate for calendar 2003	1.3%

In July 2003, AGL Resources, through AGL Capital, issued $225.0 million in Senior Notes with a maturity date of April 15, 2013. The Senior Notes have an interest rate of 4.45% payable on April 15 and October 15 of each year, beginning October 15, 2003 with interest accruing from July 2, 2003. AGL Resources used the net proceeds from the Senior Notes to repay Medium-Term notes. AGL Resources guarantees payment of the Senior Notes subject to the terms and conditions of the Guarantee dated July 2, 2003.

AGL Resources guarantees payment of AGL Capital's $300 million 7.125% Senior Notes subject to the terms and conditions of the Guarantee dated March 1, 2001.

AGL Resources guarantees payment of AGL Capital Trust II's $150 million Trust Preferred Securities subject to the terms and conditions of the Trust Preferred Securities Guarantee Agreement dated May 21, 2001.

AGL Resources fully and unconditionally guarantees all obligations for AGL Capital Trust I's $75 million Trust Preferred Securities subject to the terms and conditions of the Capital Securities Guarantee Agreement dated as of June 11, 1997.

To maintain an effective capital structure, it is AGL Resources' policy to borrow funds using a mix of fixed-rate debt and variable-rate debt. Interest rate swap agreements were entered into through AGL Resources' wholly owned subsidiary, AGL Capital, for the purpose of hedging the interest rate risk associated with our fixed-rate and variable-rate debt obligations. As of December 31, 2003, a notional principal amount of $275.0 million of these agreements effectively converted the interest expense associated with a portion of the Senior Notes and Trust Preferred Securities from fixed rates to variable rates based on an interest rate equal to the London Interbank Offered Rate (LIBOR), plus a spread determined at the swap date. As of December 31, 2003, the interest rate swaps consisted of the following:

o $100.0 million principal amount of 7.125% Senior Notes Due 2011. Floating interest is paid each January 14 and July 14 at six-month LIBOR plus 3.4%. The effective variable interest rate at December 31, 2003 was 4.5%. These interest rate swaps expire January 14, 2011, unless terminated earlier.
o $100.0 million principal amount of 4.45% Senior Notes Due 2013. Floating interest is paid each April 15 and October 15 at six-month LIBOR plus 0.615%. The effective variable interest rate at December 31, 2003 was 1.8%. On March 9, 2004, AGL Resources terminated this interest rate swap.
o $75.0 million principal amount of 8.0% Trust Preferred Securities Due 2041. Floating interest rates are paid each February 15, May 15, August 15 and November 15 at three-month LIBOR plus 1.315%. The effective interest rate at December 31, 2003 was 2.5%. These interest rate swaps expire May 15, 2041, unless terminated earlier.

These interest rate swaps were designated as fair value hedges as defined by SFAS 133, which allows for the designation of derivatives that hedge exposure to changes in the fair value of a recognized asset or liability. The gain or loss on fair value hedges is recorded in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of this accounting is to reflect in earnings only that portion of the hedge that is not effective in achieving offsetting changes in fair value.

The interest rate swaps meet the conditions required to assume no ineffectiveness under SFAS 133, and, therefore, have been accounted for using the "shortcut" method prescribed for fair value hedges by SFAS 133. Accordingly, the carrying value of each interest rate swap was adjusted to its fair value at the end of each quarter, with an offsetting and equal adjustment to the carrying value of the debt securities whose fair value is being hedged. Consequently, earnings are not affected negatively or positively with changes in fair value of the interest rate swaps each quarter. The aggregate fair value of these interest rate swaps was a $3.7 million liability at December 31, 2003 and a $6.1 million asset at December 31, 2002.

On July 2, 2003, the $15.0 million unsecured Sequent line of credit was renewed with an expiration date of July 2, 2004. In December 2003, Sequent's $15.0 million unsecured line of credit was increased to $25.0 million. Sequent used this unsecured line of credit solely for the posting of margin deposits for NYMEX transactions, and it is unconditionally guaranteed by AGL Resources. This line of credit expires on July 2, 2004 and bears interest at the federal funds effective rate plus 0.5%. As of December 31, 2003, the line of credit had an outstanding balance of $2.9 million.

Item 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

In April 2003, AGLC exercised options to redeem two Medium-Term notes totaling $7.2 million before their scheduled maturity dates at a call premium of $0.3 million. A note of $5.0 million bearing interest of 7.4% was scheduled to mature in March 2013, and a note of $2.2 million bearing interest of 7.5% was scheduled to mature in March 2014. These notes were redeemed using proceeds from the issuance of commercial paper.

In July 2003, AGLC exercised options to redeem $65.3 million of Medium-Term notes at a call premium. This call premium was recorded as a regulatory asset and will be amortized and collected in rates over the remaining life of the notes, which is 10 to 20 years. These notes were scheduled to mature in 2013 and 2023 bearing interest rates ranging from 7.5% to 8.25%.

In October 2003, AGLC repaid on its original due date a $30.0 million Medium-Term note with an interest rate of 5.90%; and exercised an option to redeem before their scheduled maturity dates of October 2006 and October 2020, respectively, a $10.0 million Medium-Term note, at par, and a $2.0 million Medium-Term note, at a premium bearing interest at a rate of 6.0% and 6.85%, respectively. In December 2003, AGLC exercised options to redeem $92.8 million of Medium-Term notes at a call premium. These notes were scheduled to mature in 2005 and 2013 bearing interest rates from 6.55% to 7.2%.

All redemptions described above were effected under Rule 42.

Item 5 - INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

None for calendar 2003.

Item 6 - OFFICERS AND DIRECTORS
Part I.
Information regarding the officers and directors of AGL Resources organized and active system companies and investments is set forth below as of February 5, 2004. Additional information is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2004 Annual Meeting of Shareholders and AGL Resources' Annual Report on Form 10-K for the year ended December 31, 2003, each of which is incorporated herein by reference.

Unless specified otherwise, the principal business address for all system company officers and directors is Ten Peachtree Place, Atlanta, GA 30309.

	AGL Resources	AGSC	AGLC	AGL Rome Holdings, Inc.
H. Bryan Batson		VP	VP	
Thomas D. Bell, Jr. [1]	D			
Isaac Blythers			P	
Jeffrey P. Brown	AGC, VP	AGC, VP	AGC, VP	
Ralph Cleveland		VP	VP	
Charles R. Crisp	D			
John W. Ebert		AGC		
Michael J. Durham	D			
Andrew W. Evans	T, VP	T, VP	T, VP	T, VP
Dana A. Grams		SVP		
Dan Hennig	VP			
Arthur E. Johnson	D			
Kristin M. Kirkconnell	CIO, VP			
Wyck A. Knox, Jr.	D			
Catherine Land-Waters	SVP			
Marshall D. Lang		VP		
Ronald Lepionka		IDIA		
Dennis M. Love	D			
Kevin P. Madden	EVP		C, CEO, D	
R. Eric Martinez, Jr.		SVP		
Richard T. O'Brien	CFO, EVP, PAFO	CFO, D, EVP	CFO, D, EVP	D
Melanie M. Platt	CAO, SVP			
Elizabeth W. Reese		VP	Ctr, VP	
D. Raymond Riddle	D			
Paula G. Rosput	C, CEO, D, P, PEO	D, P	D	D, P
Eugene V. Rozgonyi, Jr.	CRO, VP			
James A. Rubright	D			
Bryan E. Seas	Ctr, VP			
Paul R. Shlanta	CCO, CS, GC, SVP	CS, D, SVP	CS, D, GC, SVP	CS, D, SVP
Suzanne Sitherwood		VP	VP	
R. Lindsay Thomas	SVP			
Felker W. Ward, Jr.	D			
Harriette Watkins	VP			
Kevin Wolff		VP		

[1] Mr. Bell resigned from the AGL Resources Board of Directors effective April 26, 2004. See Item 6, Part II.

	VNG	CGC	GNG	SouthStar
Ina Blackstock 817 West Peachtree Street Atlanta, Georgia 30308				VP
Isaac Blythers		P		
Michael A. Braswell 817 West Peachtree Street Atlanta, Georgia 30308				COO, EVP
Andrew W. Evans	T, VP	T, VP	T, VP	REC
Jody Gidley 5100 East Virginia Beach Blvd Norfolk, Virginia 23502	VP			
Catherine Land-Waters				REC
Steve Lindsey 2207 Olan Mills Drive Chattanooga, Tennessee 37421		VP		
Henry P. Linginfelter 5100 East Virginia Beach Blvd Norfolk, Virginia 23502	D, P			
Kevin P. Madden	C, CEO, D	C, CEO, D		
Joseph Monroe 817 West Peachtree Street Atlanta, Georgia 30308				VP
Richard T. O'Brien	D	D	CFO, D, EVP	
Elizabeth W. Reese	Ctr, VP	Ctr, VP		
Paula G. Rosput	D	D	D, P	
Eugene V. Rozgonyi, Jr.				REC
Paul R. Shlanta	CS. D, SVP	CS, D, SVP	CS, D, SVP	

10

	AGLI	AGL Networks	Sequent	SEM	Sequent Holdings, LLC
Jeffrey P. Brown		VP			
Harry M. Collins [2]			ACS, GC, VP	ACS, GC, VP	ACS, GC, VP
Andrew W. Evans	T, VP	T, VP	ACS, T, VP	ACS, T, VP	ACS, T, VP
Richard Fehl [2]		COO, EVP			
Robert M. Flavin [2]			EVP	EVP	EVP
James Gillis		VP			
Richard T. O'Brien	CFO, D, EVP	D	CEO, D	CEO	CEO, CM
Paula G. Rosput	D, P	D, P	D		CM
Douglas N. Schantz [2]			P	P	P
Paul R. Shlanta	CS, D, SVP	CS, D, SVP	CS, D, SVP	CS, SVP	CM, CS, SVP
Patrick J. Strange [2]			VP	VP	VP

[2] Two Allen Center, 1200 Smith Street, Suite 900, Houston, TX 77002.
[3] 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.
[4] 8801 South Yale Avenue, Suite 310, Tulsa, OK 74137.
[5] Romasco Place, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
[6] 2325-B Renaissance Drive, Las Vegas, NV 89119

	Southeastern LNG, Inc.	AGL Propane Services, Inc.	AGL Energy Corporation	TI	Customer Care Services, Inc.
Linda S. Bubacz [3]		AT			
Harry M. Collins	ACS, VP				
Joan L. Dobrzynski [3]		D			
Andrew W. Evans	T, VP			T, VP	T, VP
Robert M. Flavin [2]	EVP				
Dana A. Grams [2]	VP				
Charles D. McKibben		ACS, D, T	ACS, D, T		
Richard T. O'Brien	CEO, D	CFO, EVP	CFO, EVP	D	D
Lisa M. Oakes [3]			AT		
Paula G. Rosput	D			D, P	D, P
Douglas N. Schantz [2]	P				
Paul R. Shlanta	CS, D, SVP	CS, D, P	CS, D, P	CS, D, SVP	CS, D, SVP
Darryl E. Smith [3]			AT, D		
Patrick J. Strange [2]	VP				

[2] Two Allen Center, 1200 Smith Street, Suite 900, Houston, TX 77002.
[3] 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.
[4] 8801 South Yale Avenue, Suite 310, Tulsa, OK 74137.
[5] Romasco Place, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
[6] 2325-B Renaissance Drive, Las Vegas, NV 89119

	AGL Capital	GERIC	ERISC	Heritage Propane Partners, LP	AGL Resources Inc. Political Action Committee, Inc.
Bradley K. Atkinson [4]				VP	
Mark A. Darr [4]				VP	
Andrew W. Evans	VP			DGP	
James E. Bertelsmeyer [4]				C, DGP	
Bill W. Byrne [4]				DGP	
William N. Cantrell [4]				DGP	
Codan Management [5]		S	S		
Stephen L. Cropper [4]				DGP	
David J. Dzuricky [4]				DGP	
Royston K. Eustace [4]				DGP	
Michael L. Greenwood [4]				CFO, VP	
Robert W. Grier [6]	AT, D				
David R. Hancock [6]	ACS				
H. Michael Krimbill [4]				CEO, DGP, P	
Charles D. McKibben	D, T				
R. C. Mills [4]				COO, EVP	
Richard W. Moore					ACS, AT, D
Murray Nicol		D			
Richard T. O'Brien				DGP	
Kevin M. O'Hara [4]				DGP	
William H. Park, Jr.					CS, D, T
J. Patrick Reddy [4]				DGP	
Thomas H. Rose [4]				VP	
Eugene V. Rozgonyi, Jr.		D, T, VP			
J. Charles Sawyer [4]				DGP	
Paul R. Shlanta	CS, D, P	D, P	D, P		
Brett Stovern	AT				
R. Lindsay Thomas					D, P
Scott Tucker			D, VP		
USA Offshore Management, B.V.I. Limited [5]		AS			
Paul I. Wagner		D, VP	D, VP		
Curtis L. Weishahn [4]				VP	
J. D. Woodward [4]				DGP	

[2] Two Allen Center, 1200 Smith Street, Suite 900, Houston, TX 77002.
[3] 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.
[4] 8801 South Yale Avenue, Suite 310, Tulsa, OK 74137.
[5] Romasco Place, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
[6] 2325-B Renaissance Drive, Las Vegas, NV 89119

	AGL Resources Private Foundation, Inc.	Pivotal Propane of Virginia, Inc.
Isaac Blythers	D	
Staci Bush	AS, D	
John W. Ebert		ACS, VP
Andrew W. Evans	D, T	ACS, T, VP
Dana A. Grams	D	SVP
Henry P. Linginfelter 5100 East Virginia Beach Blvd Norfolk, Virginia 23502	D	
Kevin P. Madden		P
R. Eric Martinez [(2)]		SVP
Richard T. O'Brien		D
Melanie M. Platt	C, D	
Paula G. Rosput	P	D
Paul R. Shlanta		CS, D, SVP
R. Lindsay Thomas	D	
Harriette D. Watkins	AC, D, S	

[(2)] Two Allen Center, 1200 Smith Street, Suite 900, Houston, TX 77002.
[(3)] 300 Delaware Avenue, 9th Floor, Wilmington, DE 19801.
[(4)] 8801 South Yale Avenue, Suite 310, Tulsa, OK 74137.
[(5)] Romasco Place, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
[(6)] 2325-B Renaissance Drive, Las Vegas, NV 89119

AGC – Associate General Counsel
ACS – Assistant Corporate Secretary
AC – Assistant Chairman
AS – Assistant Secretary
AT – Assistant Treasurer
C – Chairman
CAO – Chief Administrative Officer
CCO – Chief Compliance Officer
CEO – Chief Executive Officer
CFO – Chief Financial Officer
CIO – Chief Information Officer
CM – Committee Member
COO – Chief Operating Officer
CRO – Chief Risk Officer
CS – Corporate Secretary
Ctr – Controller
D – Director
DGP – Director of the General Partner
EVP – Executive Vice President
GC – General Counsel
GM – General Manager
IDIA – Interim Director of Internal Audit
MC – Member of Management Committee
P – President
PAFO – Principal Accounting and Financial Officer
PEO – Principal Executive Officer
REC – Representative to Executive Committee
S – Secretary
SVP – Senior Vice President
T – Treasurer
VP – Vice President

Part II.
Banking and Financial Affiliations of Officers and Directors

Name of Officer or Director (1)	Name and Location of Financial Institution (2)	Position Held in Financial Institution (3)	Applicable Exemption Rule (4)
Thomas D. Bell, Jr.	Credit Suisse Group	Director	See explanation immediately following table.
Thomas D. Bell, Jr.	Credit Suisse First Boston (USA), Inc.	Director	See explanation immediately following table.
Wyck A. Knox, Jr.	NBank Corp.	Director	Rule 70(a)
Wyck A. Knox, Jr.	NBank N.A.	Director	Rule 70(a)
Dennis M. Love	SunTrust Bank	Georgia Advisory Board Director	Rule 70(b)

On July 29, 2003, Mr. Thomas D. Bell, Jr., was appointed to AGL Resources' board of directors (the "Board"). In July, 2003, Credit Suisse First Boston (USA), Inc. ("CSFB"), a wholly-owned subsidiary of Credit Suisse Group ("Credit Suisse"), served as co-managing underwriter for a public offering of debt securities issued by AGL Capital Corporation, a subsidiary of AGL Resources. Mr. Bell is a director of both CSFB and Credit Suisse.

The Staff of the SEC has from time to time granted dispensation under Rule 70 of the Act for certain technical violations of Rule 70, and the Company had expected to obtain such a dispensation in the case of Mr. Bell on the grounds that the public offering in which CSFB served as co-managing underwriter was completed prior to Mr. Bell becoming a director, Mr. Bell had no involvement in the offering, his appointment as a director of the Company was unrelated to his affiliation with Credit Suisse and CSFB, and under Rule 70(b)(4) of the Act it would be permissible for Mr. Bell to be a director commencing in July of 2004. However, the Staff of the SEC recently informed the Company that it would not grant any dispensation for Mr. Bell to continue his service on the Board between now and July of 2004.

At the 2004 annual meeting of shareholders held on April 28, 2004, Ms. Rosput announced that as a result of the SEC's decision, Mr. Bell has resigned from the Board and that, if elected at the annual meeting of shareholders, he would be required to decline to serve as a director because of the Rule 70 issue. In light of the fact that Mr. Bell received more than enough votes to be re-elected to the Company's Board and that, under Rule 70, Mr. Bell will become eligible to join the Company's Board this July, the Company's board of directors has chosen to leave the seat previously held on the Board by Mr. Bell vacant. It is the current intent of the Board to invite Mr. Bell to re-join the Board in July, 2004 when he first becomes eligible pursuant to Rule 70(b)(4). If appointed in July, Mr. Bell would be required to stand for re-election at the 2005 annual meeting of shareholders.

Part III.
Information regarding directors and certain executive officers' compensation, ownership of AGL Resources' common stock, and participation in bonus and profit-sharing arrangements and other benefits is set forth in the Proxy Statement of AGL Resources distributed in connection with the 2004 Annual Meeting of Shareholders and AGL Resources' Annual Report on Form 10-K for the year ended December 31, 2003, each of which is incorporated herein by reference.

Item 7 - CONTRIBUTIONS AND PUBLIC RELATIONS

(a)   Payments to any political party, candidate for public office or holder of such office, or any committee or agent therefore.

AGL Resources has established a political action committee and has incurred certain costs in the administration of these committees in accordance with the provisions of the Federal Election Campaign Act and the Public Utility Holding Company Act. There were no payments or contributions to any political party, candidate for public office or holder of such office or any committee or agent therefore during calendar 2003, other than those made through the political action committee.

(b)   Payments to any citizens group or public relations counsel.

There were no payments to citizens groups or public-relations counsels during calendar 2003.

Item 8 - SERVICE, SALES AND CONSTRUCTION CONTRACTS
Part I

Transaction	Serving Company	Receiving Company	Compensation Paid to Receiving Company Calendar 2003 (thousands) (b)
Gas procurement, scheduling and other	Sequent	AGLC	$ 258
Gas procurement, scheduling and other	Sequent	VNG	$ 294
Gas procurement, scheduling and other	Sequent	CGC	$ 148
Gas procurement, scheduling and other	Sequent	GNG	$ 15
Gas procurement, scheduling and other	Sequent	AGL Networks	$ 50
Gas Transmission and Storage Management	Sequent	VNG (a)	**
Gas Transmission and Storage Management	Sequent	CGC (a)	**
Gas Transmission and Storage Management	Sequent	AGLC (a)	**

(a) The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state commissions.

(b) ** Represents information filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 104 of the Public Utility Holding Company Act of 1935, as amended.

Part II. Not applicable.

Part III. None.

Item 9 - WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Not applicable.

Item 10 - FINANCIAL STATEMENTS AND EXHIBITS

A.1   AGL Resources Annual Report to Shareholders for the year ended December 31, 2003 is provided as Exhibit A.1 under Form SE.

A.2   AGL Resources Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on February 6, 2004, SEC File No. 001-14174.

A.3   AGL Resources Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the 2004 annual meeting of shareholders as filed with the Securities and Exchange Commission on March 5, 2004, SEC File No. 001-14174.

B   Exhibit B omitted by permission of the staff.

C.1   Indenture dated as of May 21, 2001 by and among AGL Capital Corporation, AGL Resources and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Registration Statement on Form S-3, SEC File No. 333-60248).

C.2   Indenture dated February 20, 2001 by and among AGL Capital Corporation, AGL Resources and The Bank of New York, as trustee (Exhibit 4.2 to the AGL Resources Registration Statement on Form S-3, SEC File No. 333-53020).

C.3   Indenture dated June 11, 1997 by and between AGL Resources and The Bank of New York, as trustee (Exhibit 4.1 to the AGL Resources Registration Statement on Form S-4, SEC File No. 333-34483).

C.4   Indenture, dated as of December 1, 1989, between AGLC and Bankers Trust Company, as Trustee (Exhibit 4(a), AGLC Registration Statement on Form S-3, SEC File No. 33-32274).

C.5   Guarantee, dated as of March 1, 2001. AGL Resources guarantees payment of AGL Capital's 7 1/8 % Senior Notes subject to the terms and conditions of this guarantee (Exhibit C.5, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336).

C.6   Trust Preferred Securities Guarantee Agreement, dated as of May 21, 2001, between AGL Resources and The Bank of New York as trustee for the benefit of the Holders of the Trust Preferred Securities of AGL Capital Trust (Exhibit C.6, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336)..

C.7   Series A Capital Securities Guarantee Agreement, dated as of June 11, 1997, between AGL Resources and The Bank of New York as Capital Securities Guarantee Trustee (Exhibit C.7, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336).

C.8   Common Securities Guarantee Agreement, dated as of June 11, 1997, for the benefit of the Holders of the Common Securities of AGL Capital Trust I (Exhibit C.8, AGL Resources Form U5S for the Transition Period from October 1, 2001 To December 31, 2001 and Calendar 2002, SEC File No. 030-00336).

C.9   Guarantee, dated as of July 2, 2003. AGL Resources guarantees payment of AGL Capital's 4.45 % Senior Notes subject to the terms and conditions of this guarantee. Submitted pursuant to request for confidential treatment.

D   Tax Allocation Agreement (Exhibit M-1 to the AGL Resources Form U-1/A filed with the SEC on December 19, 2003).

E.1   AGLC Annual Report on FERC Form 2 for Calendar 2003 as filed with the Georgia Public Service Commission is provided under Form SE.

E.2   VNG Annual Report on FERC Form 2 for Calendar 2003 as filed with the Virginia State Corporation Commission is provided under Form SE.

E.3   CGC Annual Report on FERC Form 2 for Calendar 2003 as filed with the Tennessee Regulatory Authority is provided under Form SE.

E.4   VNG Annual Informational Filing for Calendar 2003 as filed with the Virginia State Corporation Commission is provided under Form SE.

E.5   Chart of Accounts for AGL Resources system companies, as of December 31, 2003, pursuant to Rule 26.

F.1a   AGL Resources Consolidating Balance Sheets as of December 31, 2003.

F.1b   AGL Resources – Distribution Operations Consolidating Balance Sheets as of December 31, 2003.

F.1c   AGL Resources – Wholesale Services Consolidating Balance Sheets as of December 31, 2003 are submitted pursuant to request for confidential treatment.

F.1d   AGL Resources – Energy Investments Consolidating Balance Sheets as of December 31, 2003 are submitted pursuant to request for confidential treatment.

F.1e   AGL Resources – Corporate Consolidating Balance Sheets as of December 31, 2003 are submitted pursuant to request for confidential treatment.

F.2   AGL Resources and Subsidiaries Utility Plant Balances as of December 31, 2003 are submitted pursuant to request for confidential treatment.

F.3a   AGL Resources Consolidating Statements of Income for Calendar 2003.

F.3b   AGL Resources – Distribution Operations Consolidating Statements of Income for Calendar 2003.

F.3c   AGL Resources – Wholesale Services Consolidating Statements of Income for Calendar 2003 are submitted pursuant to request for confidential treatment.

F.3d   AGL Resources – Energy Investments Consolidating Statements of Income for Calendar 2003 are submitted pursuant to request for confidential treatment.

F.3e   AGL Resources – Corporate Consolidating Statements of Income for Calendar 2003 are submitted pursuant to request for confidential treatment.

F.4   AGL Resources and Subsidiaries Consolidating Statements of Retained Earnings for the year ended December 31, 2003 are submitted pursuant to request for confidential treatment.

F.5   AGL Resources and Subsidiaries Consolidating Statements of Cash Flows for the year ended December 31, 2003 are submitted pursuant to request for confidential treatment.

G   Not applicable.

H   Not applicable.

SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

/s/   Bryan E. Seas
By: Bryan E. Seas
AGL Resources Inc.
Vice President and Controller
(Signature and printed name and title of signing officer)

Date: May 3, 2004